Exhibit 99.1

Aurora Cannabis Increases Cornerstone Investment in Cannabis Retailer Choom with Additional $20,000,000

Aurora secures right to increase ownership to 40% of Choom at $2.75 per common share

EDMONTON and VANCOUVER, Nov. 5, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) and Choom Holdings Inc. ("Choom") (CSE: CHOO; OTCQB: CHOOF) ( "Choom") an emerging adult use cannabis company that has secured one of the largest retail networks in Canada, are pleased to announce that the companies have completed a non-brokered private placement of a debenture (the "Offering") in the principal amount of $20,000,000 in Choom by Aurora, convertible into common shares of Choom ("Common Shares") at a conversion price of $1.25 per Common Share, with a four year maturity date. Aurora has also secured the right to acquire up to 40% of the Company at $2.75 per Common Share.

Choom is currently developing a network of retail stores which will feature a curated selection of products from various licensed producers with a strong focus on elevated customer experiences. Choom has secured the rights to 45 retail opportunities across Western Canada, rapidly expanding its commercial presence in highly strategic locations. This includes a total of 45 applications submitted, with 27 development permits and 18 building permits received from the various municipalities. In all cases the retail opportunities are subject to the necessary provincial and municipal government approvals.

With the investment from Aurora, Choom intends to accelerate its sophisticated retail channel expansion in the Canadian adult use market, and is committed to establishing Choom as a dominant national cannabis retail brand.

"Choom has developed a strong brand identity that radiates throughout its developing network of retail stores, which is well aligned with Aurora's overall adult usage strategy," said Terry Booth, CEO of Aurora. "Through this strategic investment, Aurora further diversifies its retail strategy, with additional retail opportunities across Western Canada, and future potential opportunities in the Ontario market. We are pleased to increase our stake in Choom and support them as they execute on introducing their unique retail brand to Canadian cannabis consumers."

Chris Bogart, President & CEO of Choom, added, "This is a transformational investment from Aurora, one of the world's leading cannabis companies, that helps accelerate our growth and expand our retail footprint to be one of best positioned and largest retailers in the country. Aurora's continued confidence and investment allows Choom to provide high quality cannabis to a broader market of consumers across the entire country and expedite our expansion and the roll out of store openings."

The Offering is an unsecured convertible debenture (the "Debenture") maturing in four years (the "Maturity Date"), convertible into Common Shares: (i) at the option of Aurora, any time prior to the Maturity Date at a conversion price of $1.25 per Common Share, subject to a minimum conversion amount of $5,000,000, and (ii) at the option of Choom any time after the hold period has expired and the volume weighted average trading price ("VWAP") of the Common Shares on the Canadian Securities Exchange (the "Exchange") is $3.00 or more for a period of 10 consecutive trading days.

The Debenture is non-transferrable and bears an annual interest rate of 6.5% calculated semi-annually, payable annually in arrears on the anniversary date.  Aurora may elect to receive interest payments in Common Shares in lieu of cash at a price per Common Share equal to the VWAP of the Common Shares on the Exchange for the 20 trading days ending prior to the date on which such interest payment is due.

The proceeds will be used by Choom for working capital and general corporate purposes.

In connection with the Offering, Choom also issued to Aurora, for no additional consideration, 95,760,367 Common Share purchase warrants at an exercise price of $2.75, subject to adjustments in accordance with the terms thereof, to allow Aurora to increase its pro rata equity interest in Choom to approximately 40% (the "Warrants"). The Warrants are exercisable by Aurora at any time prior to 5:00 p.m. Vancouver time on November 02, 2020.

All securities issued in connection with the transaction will be subject to a hold period expiring four months and one day after the Offering's closing date.

None of the securities issued in connection with the Offering will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 19 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About ChoomTM

Choom™ is an emerging adult use cannabis company that has secured one of the largest retail networks in Canada. The Choom brand is inspired by Hawaii's "Choom Gang"—a group of buddies in Honolulu during the 1970's who loved to smoke cannabis—or as the locals call it, "Choom". Evoking the spirit of the original Choom Gang, our brand caters to the Canadian adult use market with the ethos of cultivating 'Good Times with Good Friends'. Choom™ is focused on delivering an elevated customer experience through our curated retail environments, offering a diversity of brands for Canadians across a national retail network.

Aurora Cannabis Inc.	Choom Holdings Inc.
Terry Booth, CEO	Chris Bogart, President & CEO

Forward-looking Information:

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information relates to management's future outlook and anticipated events or results, and include statements or information regarding the future plans or prospects of the Company. Forward-looking information in this news release includes statements about: Aurora acquiring up to 40% of the Company; developing a network of retail stores which will feature a curated selection of products from various licensed producers; accelerating Choom's sophisticated retail channel expansion in the Canadian adult use market; establishing Choom as a dominant national cannabis retail brand; becoming one of best positioned and largest retailers in the country; Aurora's continued confidence and investment in Choom; providing high quality cannabis to a broader market of consumers across the entire country; expediting expansion and the roll out of store openings; future potential opportunities in the Ontario market; and using the proceeds of the Offering for working capital and general corporate purposes.

With respect to the forward-looking information contained in this news release, Aurora and Choom have made numerous assumptions regarding, among other things: receipt of all necessary regulatory approvals for the Offering; necessary provincial and municipal government approvals; continued investment from Aurora; continued demand for Choom's products; and continued economic and market stability. While the companies consider these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Although management of the companies have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. These factors include: Aurora may not continue to invest in Choom; Choom's retail network may not expand at the anticipated speed or scope, or at all; Choom may not use the proceeds received from the Offering as currently contemplated; risks and uncertainties associated with the results of diligence investigations; developments in the cannabis sector; delays resulting from or inability to obtain required regulatory approvals; ability to access sufficient capital from internal and external sources; reliance on key personnel; regulatory risks; and delays and other risks and uncertainties discussed in the management discussion and analysis section of the companies' interim and most recent annual financial statements or other reports and filings, including the companies' Listing Statement and other documents, made with the applicable Canadian securities regulators and filed on SEDAR at www.sedar.com.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the companies disclaim any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

Neither TSX, NYSE or the CSE, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange, NYSE and the CSE) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For Choom: Chris Bogart, President & CEO, T: 604.683.2509, F: 604.683.2506, E: chris@choom.ca; Alex Porporo, Investor Relations, T: 604.683.2509 Ext. 231, F: 604.683.2506, E: alex@choom.ca

CO: Aurora Cannabis Inc.

CNW 06:30e 05-NOV-18